UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UFP Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-12648	04-2314970
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

172 East Main Street, Georgetown, Massachusetts	01833
(Address of Principal Executive Offices)	(Zip Code)

Ronald J. Lataille                        (978) 352-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

SECTION 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit.

A copy of the UFP Technologies, Inc. Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://www.ufpt.com  under “Investor Relations” / “Corporate Governance”.

SECTION 2 — Exhibits

Item 2.01 Exhibits.

(a)         Exhibits

Exhibit Number	—	Description
1.01		Conflict Minerals Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UFP Technologies, Inc.

Date: May 29, 2015	By:	/s/ Ronald J. Lataille
	Name:	Ronald J. Lataille
	Title:	Chief Financial Officer and Vice President

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report